Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
CAPITAL GOLD CORPORATION

The above corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: At a meeting of the Board of Directors of CAPITAL GOLD CORPORATION (the "Company") duly called and noticed, a resolution was duly adopted setting forth a proposed amendment to the Company's Certificate of Incorporation, declaring said amendment to be advisable and calling a meeting of the stockholders of the Company for consideration thereof. The resolution provides for amendment to the first paragraph of Article FOURTH of the Company's Certificate of Incorporation, which sets forth the Company's capitalization, which first paragraph of the Article, as amended, reads as follows:

“FOURTH. The aggregate number of shares of Common Stock which the Corporation shall have authority to issue is TWO HUNDRED FIFTY MILLION (250,000,000) shares, at a par value of $.0001 per share. All Stock When issued shall be fully paid and non-assessable.”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of said Corporation was duly called and held upon notice in accordance with Section 222 of the Delaware General Corporation Law at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of Delaware General Corporation Law.

IN WITNESS WHEREOF, the Company has caused this certificate to be signed this 26th day of February 2007.

By:	/s/ Gifford A. Dieterle
Gifford A. Dieterle, President